Kiewit Investment Fund LLLP
PO Box 182913
Columbus, OH 43218-2913
March 20, 2007

Dear Limited Partner:

On January 4, 2007,  Kiewit Investment Fund LLLP (the “Fund”) announced an offer to purchase up to 543 limited partnership units (“Units”) of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value (“NAV”) per Unit determined as of March 30, 2007. Since you will not know the NAV per Unit prior to the expiration of the tender offer on March 30, 2007, the Fund has calculated the NAV as of March 19, 2007 to assist partners in determining whether to tender Units back to the Fund.

The NAV as of March 19, 2007 is $17,176.71 per Unit.

The NAV may fluctuate between March 20, 2007 and March 30, 2007, the scheduled expiration date of the tender offer.  Unless extended, the expiration date of the tender offer is 3:00 p.m., Central time, on March 30, 2007.

In order to consummate the tender offer, it is a condition that no more than 50% of the Units tendered, are Units included on Tender Intention Forms received by the Fund after January 29, 2007 (the “Notification Deadline”).  If the total number of Units tendered by all Unit Holders AFTER the Notification Deadline exceeds 50% of the total number of units tendered in the tender offer, the tender offer will be cancelled.    Furthermore, if you did not return the Tender Intention Form by the Notification Deadline and subsequently tender your Units, the Fund reserves the right to repurchase all of the Units that you own.

If you have any questions regarding the tender offer, please feel free to contact the Fund:
By phone: (800) 443-4306 from 7:00 a.m. to 5:00 p.m. (Central Time), Monday through Friday
By e-mail: kifinfo@bisys.com

Sincerely,

/s/ Robert L. Giles, Jr.
Robert L. Giles, Jr.
Chief Executive Officer and
Chief Compliance Officer

The tender offer is being made pursuant to an offer to purchase and related letter of transmittal, each of which is filed as an exhibit to the Fund’s Schedule TO which was filed with the Securities and Exchange Commission on January  4, 2007.*

Must be preceded or accompanied by a prospectus.
*The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of the Prospectus.
An investment in the Fund is subject to significant risk. Principal loss is possible.
Quasar Distributors, LLC, Distributor (3/07)